Exhibit 99.1

Daqo New Energy Receives Notice Regarding NYSE Listing Criteria

CHONGQING, China, August 20, 2012 – Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading polysilicon manufacturer based in China, today announced that it has been notified by the New York Stock Exchange (the “NYSE”) that the Company was not in compliance with the NYSE’s price criteria for continued listing standard because, as of July 24, 2012, the average closing price of the Company’s American Depositary Shares, or ADSs, was less than $1.00 per ADS over a consecutive 30-trading-day period. Pursuant to Section 802.01C of the NYSE’s Listed Company Manual, the NYSE’s price criteria standard requires that any listed security trade at a minimum average closing price of $1.00 during any consecutive 30-trading-day period.

Under NYSE rules, the Company has six months following receipt of the notification to regain compliance with the minimum share price requirement. The Company can regain compliance during the cure period if the Company’s ADS have a closing share price of at least $1.00 on the last trading day of any calendar month during the period and also have an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month or on the last day of the cure period. As required by the NYSE rules, the Company has notified the NYSE of its intent to cure the price deficiency and return to compliance with this continued listing standard. The Company intends to cure its ADSs’ price deficiency within the applicable time periods required by the NYSE and to remain listed on the NYSE, subject to its compliance with other NYSE continued listing standards.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourthparties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to successfully implement our vertical integration strategy. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China that aims to become a vertically integrated photovoltaic product manufacturer. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers and modules. For more information about Daqo New Energy, please visit www.dqsolar.com.

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

+86-23-6486-6556

Kevin.he@daqo.com